VIA EDGAR

Brian Bhandari

Branch Chief

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yamana Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 001-31880

Dear Mr. Bhandari:

On December 14, 2012, we provided a response on behalf of our client, Yamana Gold Inc. (the “Company”), to the comment letter dated November 16, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F.  The Staff subsequently made a telephonic request for additional information.  On behalf of the Company, we submit this letter in response to such request based on information and instructions received from officers of the Company.

As previously described to the Staff, in calculating its depletion, depreciation and amortization (“DD&A”) expenses, the Company includes the following in the depreciable base: (i) the Company’s proven and probable mineral reserves (“2P”), (ii) that portion of the Company’s measured and indicated resources (“M&I”) expected to be converted to mineral reserves and (iii) that portion of the Company’s inferred mineral resources expected to be converted to mineral reserves. As of January 1, 2011, approximately 54% of the Company’s M&I and 36% of the Company’s inferred mineral resources, in each case from operating mines and calculated on a gold equivalent ounces basis, were included in the depreciable base. As of January 1, 2011, the values of the 2P, M&I and inferred mineral resources represented 75%, 14% and 11%, respectively, of the total net book value of the Company’s mineral reserves and resources from operating mines.

At the Staff’s request, the Company has recalculated DD&A expenses for 2010 and 2011 by including in the depreciable base only (i) 2P and (ii) that portion of M&I expected to be converted to mineral reserves (i.e., excluding all inferred mineral resources from the depreciable base). The Company has also recalculated DD&A expenses for 2010 and 2011 by including only 2P in the depreciable base (i.e., excluding all M&I and all inferred mineral resources from the depreciable base). To ensure comparability of the recalculation requested by the Staff and the calculation performed by the Company in preparing its audited financial statements, the recalculation was done on a vein-by-vein or mineralized zone/deposit basis using the unit-of-production method. In each case, the numerator is equal to the net book value of the depreciable base and the denominator is equal to the gold equivalent ounces corresponding to such net book value.

As illustrated in the tables below, the effect of the recalculations is not material in 2010 or 2011, or when considered on a cumulative basis.

Impact of Depletion Recalculation on Mine Operating Earnings, Net Earnings and EPS

(In millions of US$)

	2010			2011
	IFRS			IFRS
	(2P + MI&I)	2P+MI	2P	(2P + MI&I)	2P+MI	2P
Total Depletion for year	$203 (i)	$199	$218	$252 (i)	$258	$280
Depletion in Inventory	$(2)	$(1)	$(2)	$(9)	$(9)	$(10)
Total Depletion Expense	$201	$198	$216	$243	$249	$270
Tax	$(54)	$(53)	$(58)	$(63)	$(65)	$(70)
Depletion Expense, after Tax	$147	$145	$158	$180	$184	$200
Increase (Decrease) on Mine Operating Earnings		$3	$(15)		$(6)	$(27)
% Change on Mine Operating Earnings		0.4%	-2.0%		-0.5%	-2.4%
Increase (Decrease) on Net Earnings		$2	$(11)		$(4)	$(20)
Increase (Decrease) on EPS		$0.003	$(0.015)		$(0.005)	$(0.027)
% Change on Net Earnings and EPS		0.5%	-2.4%		-0.7%	-3.6%

Net Book Value used for Depletion Calculation

(In millions of US$)

	Proven &	Measured
	Probable	& Indicated	Inferred	NBV
Net Book Value as of January 1, 2010	$1,630	$373	$264	$2,267	(i)
% of Total Net Book Value	72%	16%	12%	100%

Net Book Value as of January 1, 2011	$1,746	$317	$256	$2,319	(i)
% of Total Net Book Value	75%	14%	11%	100%

(i) As set forth in Note 11 to the Company’s Audited Consolidated Financial Statements included as exhibit 99.3 to the above captioned Form 40-F.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525 or to Sofia Tsakos, General Counsel of the Company, at 416-945-7364.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	James Giugliano
Angela Halac
Securities and Exchange Commission
Charles Main
Betty Soares
Sofia Tsakos
Yamana Gold Inc.